UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

World Racing Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

 (Title of Class of Securities)

981929102

 (CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 981929102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	Sole Voting Power

13,890,465

		8.	Shared Voting Power

0

		9.	Sole Dispositive Power

13,890,465

		10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,890,465
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)

32.5%

14.	Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of World Racing Group, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 7575 West Winds Boulevard, Suite D, Concord, North Carolina 28927.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 13,890,465 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.  Vicis may be deemed to beneficially own such 13,890,465 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 3,915,465 shares of Common Stock, and (ii) 7,499.742 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred Stock”) convertible into 7,499,742 shares of Common Stock.

On December 31, 2008 the Fund and the Issuer completed a transaction whereby: the Issuer received $3,500,000, and the Fund received (i) 350 shares of the Issuer’s 10% Cumulative Perpetual Series A Preferred Stock and (ii) 9,975,00 shares of the Issuer’s Common Stock.

Pursuant to the terms of the Certificate of Designation designating the Series E Preferred Stock, the Series E Preferred Stock contains conversion caps that prevent the holder thereof from converting an amount of such Series E Preferred Stock if the holder would beneficially own greater than each of 4.99% or 9.99% of the outstanding Common Stock.  The Certificate of Designation, however, allows a holder to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series E Preferred Stock without the limitation imposed by the applicable conversion cap.  As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series E Preferred Stock and, because of the number of shares of the Issuer's Common Stock owned by the Fund, neither the Fund nor Vicis is deemed to beneficially own any of the shares of Common Stock underlying the shares of Series E Preferred Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock and other securities convertible into Common Stock of the Issuer described above, including the securities acquired on December 31, 2008, for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  On January 26, 2009, Vicis filed an amendment to its Schedule 13G filed with respect to the Issuer to reflect the securities acquired as a result of such December 31, 2008 transaction.

On February 9, 2009, Vicis was first contacted by an investment bank on behalf of the Issuer regarding a proposal by the Issuer to conduct a 1-for-101 reverse stock split, which reverse stock split would result in the Issuer having fewer than 300 record holders of the Issuer’s Common Stock and would make the Issuer eligible to terminate the public registration of its Common Stock under the Securities Exchange Act of 1934, as amended.  On February 16, 2009, Vicis executed a written consent on behalf of the Fund in support of the Issuer’s proposal.  In connection with the proposed reverse stock split and subsequent going-private transaction, on February 18, 2009 the Issuer and the Fund, as a holder of 32.5% of the Common Stock, jointly filed a Schedule 13E-3.  On May 20, 2009 the Issuer, the Fund and Vicis jointly filed a Schedule 13E-3, which Schedule 13E-3 was amended on May 28, 2009.  As a result of Vicis having executed a written consent to the proposed reverse stock split on behalf of the Fund, and as a result of the Fund on February 18, 2009 and the Fund and Vicis on May 20, 2009 having filed such Schedules 13E-3 jointly with the Issuer, Vicis may be deemed to be a participant in a transaction having the purpose or effect of changing or influencing the control of the Issuer.  Vicis is therefore transitioning from reporting its deemed beneficial ownership of the Issuer on Schedule 13G to reporting such deemed beneficial ownership on this Schedule 13D.

As permitted by law, Vicis and the Fund may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon Vicis’s and the Fund’s future evaluation of the Issuer and upon other developments, including general economic and stock-market conditions.

Representatives of Vicis and the Fund have had and may continue to have discussions with senior management and advisors of the Issuer, including discussions concerning the proposed going-private transaction and any other possible transactions involving the Issuer or other means of maximizing shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, but will continue to review this position based upon further developments.

 Item 5.   Interest in Securities of the Issuer

(a)
All 13,890,465 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 13,890,465 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 13,890,465 shares of Common Stock represent approximately 32.5% of the Issuer’s outstanding Common Stock (based upon 42,751,735 shares of Common Stock outstanding at May 15, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the quarterly period ended March 31, 2009, and 13,890,465 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2009
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Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title